Exhibit 99.1

 NOVEMBER 2023 | NASDAQ: IREN  Next-generation data centers  Investor Update  DRAFT (9.30pm)

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward looking statements are based on management’s current expectations, assumptions and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations and movements (including with respect to the Bitcoin halving event in 2024); delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all;   the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20 F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https:://investors.irisenergy.co.   These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. The information in this presentation is only effective as of the date given, November 21, 2023, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this presentation following November 21, 2023, does not constitute Iris Energy re-affirming information. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial Measures   This release includes non-IFRS financial measures. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of these measures. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.  All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated. All timing references in this presentation are to calendar quarters and calendar years, unless otherwise specified.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

260MW of next-generation data centers

Profit optimization strategy



Bitcoin Mining

- Targeting increase from 5.6 EH/s to ~10 EH/s by Q2 CY24[1]
- Potential to reduce blended power price through expansion at Childress
- Acquisition of 1.4 EH/s of Bitmain S21 miners improves overall fleet efficiency and resilience



Cloud & Colocation

- Customer and financing conversations underway
- 248 NVIDIA H100 GPUs on order

1. Assumes completion of remaining 80MW of Phase 1 data centers at Childress and full utilization of that additional 80MW capacity for Bitcoin mining. Assumes future purchase and installation of Bitmain T21 miners (beyond the announced 1.4 EH/s of Bitmain S21 miners). Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure any additional miners at all, or on terms that are favorable to Iris Energy.

3

Development update

Total announced power capacity increased to >2,000MW

- New 1,400MW data center development site
  - Located in the renewables-heavy West Texas region
  - >500 acres secured under exclusive purchase options
  - Connection agreement signed
  - $4.7m initial connection deposit paid[1]
- Supports core strategy to secure high electrical capacity sites in areas with excess renewable generation
- Targeting various data center computing applications
- Late 2026 expected in-service date



Site	Capacity (MW)	Status
Canal Flats (BC, Canada)	30	Operating
Mackenzie (BC, Canada)	80	Operating
Prince George (BC, Canada)	50	Operating
Childress (Texas, US)	20	Operating
Total Operating	**180**	
Childress (Texas, US): Remaining Phase 1	80	Construction
Total Operating & Under Construction	**260**	
Childress (Texas, US): Phases 2 – 6	500	Power available
New Site (Texas, US)	1,400	2026
Total Capacity	**2,160**	

1. Additional $7.1m of milestone deposits are due across mid and late 2024. Security deposit is refundable after initial operations.

4

 Bitcoin Mining

Expansion update

Expansion from 180MW to 260MW delivered incrementally from January 2024

- **Single site expansion at Childress**
  - **Phase 1:** data center expansion from 20MW to 100MW
  - **Phases 2 – 6:** additional power and land capacity of 500MW
- **Phase 1: Childress construction status**
  - **DC1:** operating since April 2023
  - **DC2:** racking and electrical installation
  - **DC3:** structure and internal framing
  - **DC4:** structure and internal framing
  - **DC5:** foundation formwork installation



Self-mining capacity
1.6 EH/s
4.0 EH/s
5.6 EH/s
5.6 EH/s
~10 EH/s
3.0 EH/s: TBA
1.4 EH/s: S21 miners acquired
5.6 EH/s: Operating
Jan-23
Apr-23
Jul-23
Oct-23
Q2 CY24



Aerial view of Childress Phase 1 (100MW) construction as of November 16, 2023

6

IrisEnergy

Illustrative unit economics (per 20MW)

Estimated capex (total)	**~$31m[1]**

Illustrative mining profit (annualized)[2,3]

Figures presented below for illustrative purposes only, assuming hardware is operating today. Post-halving global hashrate reflects analyst research assumption. Material uncertainty exists pre and post-halving. Refer to disclaimer below.

Bitcoin price (US$)	$25,000	$35,000	$50,000	$100,000
Pre-Halving: 1.1 EH/s[4]	$16m	$24m	$36m	$75m
Post-Halving: 1.1 EH/s[5] *(20% reduction in global hashrate[6])*	$9m	$14m	$21m	$46m
		$37.2k spot BTC *(as of Nov 20, 2023)*		

1. Assumes $15/TH purchase price for S21 miners (inclusive of shipping and taxes).
2. Illustrative mining profit = revenue (gross revenue less assumed mining pool fees) less assumed electricity costs. Illustrative mining profit excludes all other expenses, overheads and fees (except electricity costs and mining pool fees). Calculations assume mining hardware operates at 100% uptime.
3. Childress power price assumption of $0.021/kWh reflects the average all-in power price achieved between May and October 2023 (based on invoices received and internal estimates). This includes basis costs, ERCOT fees, retail fees, network fees, power sale credits, and benefits estimated to be received from ERCOT's Emergency Response Service program ("ERS") and reduction in four coincident peak ("4CP") transmission network charges (4CP benefit anticipated from 2024 onwards, currently ineligible in 2023 as first calendar year of operations). Childress has not yet received any actual ERS and 4CP benefit and there is no guarantee it will receive any such benefit, or ongoing power sale credits. The actual all-in-power price achieved at Childress may differ materially in the future, including without limitation due to energy market volatility and seasonal factors (noting the site has only operated since April 2023).
4. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 1,100 PH/s (hashrate), ~463 EH/s (global hashrate), 6.25 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 20MW (power consumption), $0.021/kWh electricity costs (based on current Childress operations).
5. Source: Coinwarz Bitcoin Mining Calculator. Inputs: 1,100 PH/s (hashrate), ~370 EH/s (global hashrate), 3.125 BTC (block reward), 0.1 BTC (transaction fees), 0.5% (pool fees), 20MW (power consumption), $0.021/kWh electricity costs (based on current Childress operations).
6. Based on Cantor Fitzgerald estimates in Bitcoin Miners: Cost per Coin Analysis published on October 9, 2023. See further disclaimer below.

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE SELF-MINING REVENUE AND MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY'S OPERATING PERFORMANCE. SUCH SELF-MINING REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE SELF-MINING REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HASHRATE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

7

 Cloud & Colocation

 9  Executional excellence  Power-dense compute is our origin story  9

IrisEnergy

Our competitive advantage

Optimized for power-dense computing

Attractive site characteristics

✓ **2,160MW of announced power capacity**
- 760MW of power available immediately
- 1,400MW available from 2026
- additional sites under development

✓ **100% renewable energy**
- located near low-cost, excess renewable energy

✓ **Quality facilities**
- physical and cyber security measures
- dual-redundant and physically diverse fiber connections
- network core reflects industry best practice and Tier 4 design principles

✓ **Vertical integration**
- ownership of the land, substations and data centers at our sites[1]

Industry leading PUE


Power usage effectiveness
1.58
1.25
<1.1
Data center average[2]
New build[3]
IrisEnergy

Highly efficient data center design optimizes cooling and airflow to achieve low PUE

Supporting >70kW power draw per rack


Rack power density
<10 kW
40 kW
>70 kW
Data center average[2]
GPU (AI)[4]
IrisEnergy[5]

Average data center not designed to handle power densities required by new GPU workloads

1. Prince George is currently leased under a 30 year lease with an option to purchase during the first 10 years.
2. Average rack densities are below 6kW per rack; most operators do not have any racks beyond 20kW. Source: Uptime Institute Annual Global Data Center Survey 2023.
3. Source: The Future-Ready Data Center, Accelsius.
4. Reflects power draw for NVIDIA SuperPOD reference architecture (comprises 8 GPUs per server and 4 servers per rack).
5. Reflects existing Bitcoin mining workloads within a 52 rack unit footprint.

10

 11  Executional excellence  Status update  11  Technical and commercial customer workstreams underway, with respect to both Cloud and Colocation solutions  Cloud  248 NVIDIA H100 GPUs acquired  Customer conversations ongoing, including with generative AI firms, aggregators and start-ups  Debt financing workstream underway to support growth  Colocation  Ongoing conversations with potential customers  Industry feedback highlights shortage of data centers, including fit-for-purpose rackspace for power-dense compute applications  Engaging with customers on various technical aspects of colocation solutions, including specific redundancy requirements and thermal management  Rendering of rack installation for Iris Energy’s H100 GPU deployment

 Financial metrics

IrisEnergy

Funding and liquidity

260MW of next-generation data centers			
Data Center (Status)	Complete *(180MW operating)*	Construction *(80MW expansion)*	
Data Center (MW)	180MW	25MW	55MW
Workload	5.6 EH/s ASICs	1.4 EH/s ASICs 248 H100 GPUs[1]	TBA
Data Center (Capex, $m)	Nil	$46m[2]	
Workload (Capex, $m)	Complete	$15m[3]	TBA

Liquidity

- $71m cash[4], no debt, operating cashflow
- Discretion to utilize >$300m ELOC/ATM to support growth – *usage assessed on an ongoing basis considering value accretion, market conditions and dilution*
  - $31.2m raised between July 1, 2023 and October 31, 2023[5]

1. NVIDIA H100 GPUs expected to be deployed into existing data center capacity.
2. Indicative estimated remaining net capital expenditure to build out 80MW of data centers (Childress Phase 1).
3. Indicative estimated remaining net capital expenditure to acquire 248 NVIDIA H100 GPUs and 1.4 EH/s of Bitmain S21 miners (includes shipping and taxes, excludes 15% of the purchase price that is deferred until one year after shipment).
4. Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of October 31, 2023.
5. >$300m remaining capacity under equity line of credit and ATM. Company retains discretion and optionality over any future security sales. Between July 1, 2023 and October 31, 2023 the Company raised $31.2m from the sale of 9.0m shares of its common stock. The total number of ordinary shares outstanding as of October 31, 2023 is 75,839,403.

13

Iris Energy

Bitcoin mining operating results (Jul – Sep 23)

Bitcoin mining key metrics (unaudited)[1, 2]

	Jul-23	Aug-23	Sep-23
Operating hashrate (PH/s)	5,562	5,493	5,554
Bitcoin mined (#)	423	410	390
Mining revenue ($m)	$12.7m	$11.5m	$10.3m
Electricity costs ($m)	$6.6m	$4.3m	$5.4m
Revenue less Electricity costs ($m)	**$6.1m**	**$7.1m**	**$4.9m**

Trading energy to reduce all-in power costs[3]


1400
1200
1000
800
600
400
200
0
Power cost ($/MWh)
18
16
14
12
10
8
6
4
2
0
Power consumption (MW)
6:45 PM
7:15 PM
7:45 PM
8:15 PM
8:45 PM
9:15 PM
9:45 PM
Real Time Market ($)
Power Consumption (MW)

1. Financial information included above is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included above does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.
2. Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable). Electricity costs are net of power sales and exclude REC purchases.
3. Time series view of a single curtailment event at our Childress site.

14

Thank You